Exhibit 99.2


                                      RESERVE ESTIMATE AND ECONOMIC EVALUATION:

                                      GREATER SLATER DOME AREA
                                      NW COLORADO AND SW WYOMING

                                      EFFECTIVE FEBRUARY 28TH, 2007

                                      REPORT NUMBER: QE-47920070507

                                      REPORT DATE: MAY 07, 2007




                                      Submitted to:
                                      New Frontier Energy, Inc.
                                      1789 W. Littleton Blvd.
                                      Littleton, CO 80120-0289

                                      Norwest Questa
                                      Engineering Corporation
                                      1010 Tenth Street
                                      Golden, CO 80401
                                      Tel: (303) 277-1629
                                      Fax: (303) 277-0119
                                      Email questa@norwestcorp.com

                                      www.questa.com
                                      www.norwestcorp.com

                                   DISCLAIMER

Norwest Questa Engineering Corporation ("NQE") is an independent consulting firm providing geological and engineering evaluation services and project management to the oil and gas industry worldwide. NQE has prepared this report pursuant to a request from New Frontier Energy, Inc ("NFEI"). This report is based on information from public and private sources, including maps, production data, fluid analysis, and test reports prepared by others. Neither NQE nor any of its principals own any interest in the properties or companies described in the report.

The accuracy of this report is limited by the accuracy and completeness of the information contained in sources reviewed and/or produced by NFEI. In addition, production estimates presented herein are contingent upon future drilling and operating conditions over which NQE has no control. NQE assumes no risk or liability arising from any party's use of, or reliance upon, this report.


Other information provided herein, including without limitation land, legal, accounting, and business information, is intended for NFEI internal use only. No part of such information should be interpreted as professional advice on those subjects. Accordingly, any use of this report should be based upon independent examination and verification of its applicability to specific circumstances, as prescribed by qualified professionals.


NQE MAKES NO EXPRESS OR IMPLIED WARRANTIES OR GUARANTEES OF ANY KIND CONCERNING THIS REPORT; INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. SPECIFICALLY, NQE MAKES NO WARRANTY OR GUARANTEE THAT ANY PROPERTY IDENTIFIED IN THIS REPORT WILL PRODUCE OIL AND/OR GAS IN ANY QUANTITY, OR THAT ANY PROPERTY IDENTIFIED IN THIS REPORT WILL PRODUCE OR RECEIVE ANY ECONOMIC, COMMERCIAL, OR OTHER BENEFIT.

/s/ Jeff S. Baldauf
-------------------
Jeff S. Baldauf
Sr. Reservoir Engineer

/s/ John S. Deckert                             /s/ John D. Wright
-------------------                             ------------------
John S. Deckert                                 John D. Wright
Sr. Petroleum Engineer                          Colorado Registered
                                                Professional Engineer #14791




                                                             NEW FRONTIER ENERGY
                                        RESERVE ESTIMATE AND ECONOMIC EVALUATION
                                                             REPORT #47920070507
                                                                     I

                                Table of Contents



INTRODUCTION..................................................................1

CONCLUSIONS...................................................................2

RECOMMENDATIONS...............................................................3

DISCUSSION....................................................................4

Geographic Location and Ownership.............................................4

Reserves: Risk adjusting and Pricing..........................................4

Data Reviewed.................................................................5

Change in Ownership and Operational Issues....................................5

Methodology...................................................................6

Standards of Practice and Reserve Definitions.................................6

Future Reserve Estimates and Production Forecasts.............................7

GEOLOGY.......................................................................8

Iles Formation................................................................8

Williams Fork Formation.......................................................9

Slater Dome...................................................................9

COAL DATA.....................................................................9

Coal Thickness................................................................9

Coal Parameters..............................................................10

Permeability.................................................................10

Coal Pressure................................................................11

CBM PRODUCTION FORECASTING...................................................11

Lower Iles Production Forecast...............................................11


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PROVED RESERVES..............................................................12

Proved Developed Producing (PDP).............................................13

Proved Developed Non-Producing (PDNP)........................................13

Proved Undeveloped Behind Pipe (PUBP)........................................15

Proved Undeveloped (PUD).....................................................15

ECONOMIC ANALYSIS............................................................16


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                                                                     III


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                                 List of Tables

Table 1 Total Proved Estimated Remaining Reserves and Net Income..............19
Table 2 Summary of Coal Data Used for Reserve Study...........................19
Table 3 Coal Parameters used for Robidoux 23-13...............................20
Table 4 Coal Parameters Used for Moffat 23-12-89 #2...........................20
Table 5 Well Completion Summary...............................................21
Table 6 Proved Developed Producing Gas - Estimated Gross
        Remaining Reserves, MMCF..............................................21
Table 7 Proved Producing Gas - Estimated Remaining Reserves and Net...........22
Table 8 Proved Non-Producing Gas - Estimated Gross Remaining Reserves,
        MMCF..................................................................22
Table 9 Proved Producing Gas - Estimated Remaining Reserves and Net Income....23
Table 10 Proved Undeveloped Behind Pipe - Gross Reserves, MMCF................23
Table 11 Proved Undeveloped Behind Pipe - Estimated Remaining Reserves
         and Net Income.......................................................24
Table 12 SLATER DOME AREA PUD Well Timing and Locations.......................25
Table 13 Lower Iles PUD's Near WY STATE Well..................................26
Table 14 Upper Iles to Add with PUDs..........................................26

                                 List of Figures


Figure 1 Location of Slater Dome in NE Moffat County, Colorado................28
Figure 2 Production History for Total of All Wells in Slater Dome.............29
Figure 3 Coal Bearing Stratigrahic Section of the Sand Wash Basin
         showing the Mesa Verde...............................................30
Figure 4 Structure Map of Deep Creek Sand, Elevations, feet above sea-level............................................................31
Figure 5 Total Net Coal Thicknesses of the Almond Coal Seam...................32
Figure 6 Total Net Coal Thicknesses of the Pioneer Coal Seam..................33
Figure 7 Total Net Coal Thicknesses of the Darling Coal Seam..................34
Figure 8 Total Net Coal Thicknesses of the Mid-Williams Fork Coal Seam........35
Figure 9 Total Net Coal Thicknesses of the Basal-Williams Fork Coal Seam......36
Figure 10 Total Net Coal Thicknesses of the Upper Iles Coal Seam..............37
Figure 11 Total Net Coal Thicknesses of the Lower Iles Coal Seam..............38
Figure 12 Adsorption Isotherm (DAF) used for Lower Iles Coal..................39
Figure 13 Pressure Gradients from Slater Dome wells...........................40
Figure 14 Hydrologic map showing areas of higher pressure gradients...........41
Figure 15 Type Well - Iles Coals..............................................42


                                                             NEW FRONTIER ENERGY
                                        RESERVE ESTIMATE AND ECONOMIC EVALUATION
                                                             REPORT #47920070507
                                                                     III

INTRODUCTION
New Frontier Energy, Inc. (NFEI) owns a 66.67% Working Interest (WI) and a 53.33% Net Revenue Interest (NRI) in the Greater Slater Dome Area (Slater Dome), located in Northern Moffat County, Colorado and Southern Carbon County, Wyoming. The area around the Slater Dome field is currently being developed for coal-bed methane (CBM) in the Fort Union and Mesa Verde coal seams. NFEI purchased all of Cedar Ridge LLC's (Cedar Ridge) working interests and assumed responsibility for operations effective December 1, 2006. Prior to December 2006, NFEI was a non-operating partner with a 30 percent WI in the project which was operated by Cedar Ridge.

Norwest Questa Engineering Corporation (NQE) studied the data received from NFEI and developed an opinion of Proved Reserves and Net Present Value for the above referenced properties with an "as of" date of February 28th, 2007. This valuation only included gas reserves from CBM and did not address the value of pipelines, surface facilities, leases, or real estate. A discussion of the data reviewed and the assumptions required for the completion of the study are included in this report.

NQE's review included all new data since the May 2006 report which included production history and operational activities over the last 12 months. No new wells have been drilled or recompleted during 2006 and in NFEI's opinion, Cedar Ridge (previous Slater Dome operator) had implemented poor operational practices. NEFI is in the process of improving operations. That said, NQE continues to use the same reserve estimate methodology as 2006 with some modifications to the reservoir simulation model.

Reserves in this report are divided into four categories including:

     1.   Proved Developed Producing (PDP),

     2.   Proved Developed Non-Producing (PDNP),

     3.   Proved Undeveloped Behind Pipe (PUBP), and

     4.   Proved Undeveloped Reserves (PUD).

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
CONCLUSIONS
The estimated Total Proved reserves net to NFEI for the Slater Dome properties are 12,114 MMcf(1) with a Net Present Value of 10 percent (NPV) of $14.3 million. The majority of the proved reserves are in Colorado and in close vicinity to the current Slater Dome operations. A summary of the Proved reserves and economics including PDP, PDNP, PUBP, and PUD is shown in Table 1. Undeveloped reserves (PUD) are based on 80-acre spacing locations within Slater Dome.

There were some significant operational issues that affected the production and development of the Slater Dome area throughout 2006 which included:

     o    No new wells were drilled

     o The three Moffat wells were shut-in in July 2006 including the only well completed in the Williams Fork and Darling coals

     o Cedar Ridge, the operator during most of 2006, did not obtain a surface water discharge permit and continued to experience constraints in their water handling and disposal system

     o Cedar Ridge shut-off the lower seams of the Lower Iles in two wells in August 2006

Additionally, disagreements amongst the owners compounded production and development issues. As a result of these issues, production was erratic and actually declined overall. NFEI has since purchased all of Cedar Ridge's working interests and assumed responsibility for operations effective December 1, 2006.

A review of the production and field history for 2006 showed that it was difficult for NQE to separate the potential impacts of operational issues from actual reservoir performance. Accordingly, NQE's method of estimating reserves remains unchanged from the May 2006 report. As for the CBM properties, volumetric analysis was used to calculate initial gas-in-place and recoverable gas per existing and potential well locations. A reservoir simulator was used to develop gas and water production forecasts.

(1) MMcf means million standard cubic feet of natural gas



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At this time, limited data is available for the Williams Fork, Darling, Almond, and Pioneer coals in Slater Dome; accordingly, these coals are included in the Non-Proved categories. The Upper and Lower Iles coals are included in both the Proved and Non-Proved categories depending on the well locations.


RECOMMENDATIONS

1. NFEI should drill or recomplete a pressure observation well (POW) in the vicinity of the existing PDP wells in Section 13 12N 89W. This will allow NFEI to monitor the reservoir pressure and drainage efficiency of the Lower Iles coal. Downhole pressure gauges should be positioned across each set of perforations and isolated to evaluate the pressure response in each coal.

2. Production operations should be run continuously and the wells should be pumped off or nearly pumped off. Bottomhole flowing pressures should be taken at least monthly.

2. The coals below 3,000 feet of depth, primarily the Upper and Lower Iles coals, should be further tested to access the economic viability of the Iles coals at greater depths and expected lower permeabilities. The coals should be tested in either existing or new wellbores. Tests should include production testing for several months and Injection Fall-Off Testing (IFOT) for permeability determination. If possible, several different wells should be tested on different portions of the Slater Dome structure (i.e. different depths) to develop a depth-to-permeability relationship for coal intervals in Slater Dome.

3. The Middle and Lower (Basal) Williams Fork and Darling coals should be tested in existing or new wellbores. Tests should include production testing for several months and Injection Fall-Off Testing (IFOT) for permeability determination. If possible, several different wells should be tested on different portions of the Slater Dome structure (i.e. different depths) to develop a depth-to-permeability relationship for the Williams Fork coal interval in Slater Dome.

4. Core data should be collected for the Almond and Pioneer coals to better access the coal characteristics within Slater Dome. The test data should include a proximate analysis, desorption testing, and adsorption isotherm measurement. NQE used analog data from wells to the west of Slater Dome for this report in those coals.





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

DISCUSSION

NQE was retained by NFEI to provide an estimate of reserves and economic analysis with an effective date of February 28th, 2007. The analysis includes assets currently owned by NFEI in the Slater Dome Field in Colorado and assets directly offsetting the Slater Dome area. The area studied by NQE is unchanged since the May 2006 NQE report.

     GEOGRAPHIC LOCATION AND OWNERSHIP

The Greater Slater Dome properties consist of the following areas:

     a)   Slater Dome properties, Colorado

     b)   Coal Draw properties, Wyoming (Wyoming State well)

     c)   Flat Top properties, Wyoming

These properties lie in Moffat County, Colorado and Carbon County, Wyoming (Figure 1).

Leasehold information provided by NFEI shows that NFEI's Working Interest averages approximately 66.67% and their Net Revenue Interest averages approximately 53.33%.

     RESERVES: RISK ADJUSTING AND PRICING

The value of reserves in terms of both projected barrels produced and current economic value (or Net Present Value) is driven heavily by pricing assumptions and risk assumptions. Based upon NQE's experience with multi-seam coal development, we have presented the Proved Reserves at 80 percent or at a discount of 20 percent from the normal reserve value. This discounting was done to account for completion efficiency when multiple coal seams are completed and produced commingled. All wells are assumed to be developed on 80-acre spacing.

The gas reserves were based upon a Henry Hub price of $6.92 per MMbtu with a price differential of -$1.71 per MMbtu for an adjusted gas sales price of $5.21 per MMbtu. NFEI provided 12 months of Slater Dome pricing data along with monthly average Henry Hub prices to develop the price differential. This information was accepted without independent verification. The closing price for NYMEX Henry Hub for February 2007 was $6.92 per MMbtu which was held constant for economic calculations.



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
     DATA REVIEWED

All data for the Slater Dome properties was provided by NFEI. This data included daily production by well, well files, reports on gas adsorption, desorption from coal samples, numerous maps, well logs, well tests, and production operation details.

     CHANGE IN OWNERSHIP AND OPERATIONAL ISSUES

NFEI purchased all of Cedar Ridge's working interest effective December 1, 2007 and assumed operating responsibility at that time. In NFEI's opinion, Cedar Ridge's operational and business management negatively impacted Slater Dome production and affected the well-by-well production data and any reservoir evaluation. Cedar Ridge experienced production constraints due to limitations in the water handling and disposal system at Slater Dome.

A plot of the total Slater Dome production (Figure 2) from 2005 - 2007 shows some of the operational events that impacted production. As of February 2006, gas and water production rates had been increasing; however, beginning in March 2006 operational issues and disagreements amongst the owners resulted in erratic and declining production rates for Slater Dome.

Since the Slater Dome project is considered to be in its early stages of development (only ten wells drilled and completed to date) the addition of just one new well or one new zone within a well will significantly impact production rates. For example, the Robidoux 13-12-89 #1 was out of service for 35 days from February 16th -March 24th 2006. This down-time negatively impacted the dewatering of coals for nearby wells and total gas production dropped from nearly 550 Mcfpd to 200 Mcfpd. Once the well was back on-line, production gradually increased throughout April and May to its original production level of approximately 550 Mcfpd.



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In June 2006, drilling and workover activities stopped at Slater Dome due to disagreements amongst the non-operating partners and Cedar Ridge. The non-operating partners felt that operating costs were excessive and that the proposed costs to drill new wells ($600,000 per well) were too high at. About this time, Cedar Ridge began an effort to reduce operating costs and water production by shutting off the lower seams of the Lower Iles coals. The Brownlee 24-1, an Iles coal well, located near the top of Slater Dome structure was shut-in on June 27, 2006. After three weeks of steady decline in the production rate from approximately 550 Mcfpd to about 250 Mcfpd, Cedar Ridge reactivated the Brownlee 24-1 well. The three Moffat wells were also shut-in about the same time on June 30, 2006. This, however, did not seem to materially impact total field production. The Moffat wells are completed in the Williams Fork and Iles coal area located structurally lower in Sections 23 and 26 of 12N 89W. In an effort to further reduce water production and operating costs, Cedar Ridge set bridge plugs in the Brownlee 24-1 and the Robidoux 13-12-89#1 to shut-off the lower coals seams within the Lower Iles. This appeared to reduce water and gas rates for all of the wells on the top of the structure in sections 13 and 24 of 12N 89W. The Brownlee 13-7 well froze at the wellhead in December 2006 and was shut-in until some time in February 2007. Six wells are currently producing at a total rate of roughly 300 Mcfpd. Slater Dome has also experienced several cases of down-time that affected the production history.

A review of the production and field history from 2006 shows that it is difficult for NQE to separate the potential impacts of operational issues from actual reservoir performance. Additionally, production and test data for both the Williams Fork and Darling coals is very limited. For this report, NQE has categorized the Williams Fork and Darling coals into Probable and Possible categories.

     METHODOLOGY

The standard methodologies used in estimating reserves are analogy, volumetrics, material balance, simulation, and decline curves. For these CBM properties, volumetric analysis was used to calculate initial gas-in-place and recoverable gas per existing and potential 80 acre well locations. Since the existing Slater Dome wells are still in the early stages of de-watering the coals, a reservoir simulator was used to assist in forecasting the recoverable gas and water production rates versus time.

     STANDARDS OF PRACTICE AND RESERVE DEFINITIONS



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This report has been prepared in accordance with our understanding of the
Securities and Exchange Commission requirements for proved reserves for public reporting purposes as defined in Rule 4-10(a) of Regulation S-X of the Securities Exchange Act of 1934 as shown below.

     "Rule 4-10 -- Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975 (in part):

     (a)  Definitions:

          (2) Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

               (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

                    (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

                    (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir."

In accordance with these definitions, proved undeveloped locations were strictly limited to one off-setting location from existing producing wells, including diagonal locations.

     FUTURE RESERVE ESTIMATES AND PRODUCTION FORECASTS



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Production forecasts for this report have been prepared using data through
February 28th, 2007. All of the properties evaluated in this report had insufficient production history to accurately estimate future production from conventional decline curve analysis alone. For this reason, and given the level of complexities associated with forecasting production from coal bed methane wells, reservoir simulation was utilized to make well forecasts for both developed and undeveloped locations.

Reserves for undeveloped locations were based on anologies of producing wells. Reservoir simulation was based on known and estimated reservoir properties. Average reservoir parameters by area and coal seam were used in the reservoir simulator to generate well production forecasts for the developed and undeveloped properties. These parameters were estimated from available proprietary data provided by NFEI as well as from publicly available data sources.

NQE relied upon NFEI's geologic interpretations with regard to coal isopachs and thickness, cross sectional correlations, and structure for this report.

GEOLOGY

The coal and coal bed methane bearing formations in the Slater Dome area occur in the Upper Cretaceous and Lower Tertiary strata. The Upper Cretaceous contains several coal-bearing, non-marine stratigraphic units (Iles, Williams Fork, Almond and Lance) deposited in fluvial, delta-plain and back barrier settings (Figure 3). These strata are less than 5000 feet depth in the Slater Dome area. The main coal bed methane targets are the Iles and Williams Fork coals.

     ILES FORMATION

The Iles formation consists of shelf and coal-bearing deltaic deposits. The coals lie at approximately 1500 feet for wells located on the Slater Dome itself (Section 13-12-89). The formations dip steeply away from the Dome and the Iles is at 3500 feet depth for wells located in Section 23-12-89. The Iles consists of the Upper Iles and Lower Iles coals. The Upper Iles typically has about 3-11 feet of coal in several targetable seams. The Lower Iles has 10-20 feet of multi-seam coals.




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     WILLIAMS FORK FORMATION

The Williams Fork formation consists of wave-dominated deltaic, back-barrier, and fluvial deposits. The thick sandstone sequences serve as platforms for peat accumulation. Williams Fork coal beds occur in 5-10 seams at Slater Dome and may be up to 25 feet thick.

     SLATER DOME

Slater Dome is the name given to a sub-surface structural feature that has been drilled into by several different companies since the 1950's. The dome was originally caused by deep volcanic intrusions that resulted in an uplift of the formations by several thousand feet. The top of the dome is approximately one mile square in size and also has several large fault features that bound it to the north. The formations steeply dip off in three directions away from the dome (Figure 4).

COAL DATA

     COAL THICKNESS

NFEI provided NQE with information regarding coal thicknesses of the Upper and Lower Iles coals in the vicinity of Slater Dome. NQE further determined isopach thicknesses for other coals throughout the NFEI acreage area including: Almond, Pioneer, Darling, Mid-Williams Fork, and Basal Williams Fork. The coal thicknesses were based on Density logs that were available using a 1.75 gm/cc cut-off value for net coal. Coals thinner than 0.5 feet were not considered pay. Most of the shallower coals outside Slater Dome's area of well control are either considered Probable or Possible Resources and were not studied in detail.

Coal thickness maps (lease maps showing coal thicknesses at available wells) have been included in this study for the following coal intervals:

         Almond - Figure 5

         Pioneer - Figure 6




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         Darling - Figure 7

         Mid-Williams Fork -Figure 8

         Basal Williams Fork - Figure 9

         Upper Iles - Figure 10

         Lower Iles - Figure 11


     COAL PARAMETERS

Information regarding coal densities, ash and moisture contents, gas contents, and coal adsorption isotherms were supplied either by NFEI or NQE. The most important information is the Gas Content and Coal Adsorption Isotherms that determine the amount of gas held by the coal while under pressure. The data in this area indicates that the Iles coals have generally high gas contents (>350 scf/ton Dry, Ash Free Basis) and that the coals are saturated with gas at initial conditions. The Williams Fork coals have lower gas contents (150 scf/ton
DAF) but are also gas saturated. Analog isotherms (from west of Slater Dome) were used for the shallower coals that indicate the gas contents are around 130 scf/ton DAF.

Figure 12 is a plot of the coal adsorption isotherm used in the calculation of gas contents for the Lower Iles Coals. Error! Reference source not found.

Table 2shows the general coal data used for this evaluation. Table 3 shows coal data used for well Robidoux 23-13, located in Section 13 near the top of the Slater Dome structure. Table 4 shows coal data used for well Moffat 23-12-89 #2, located in Section 13 near the bottom of the Slater Dome structure.

     PERMEABILITY

The Iles formation has evidence of high permeability in Section 13 on the Slater Dome, as tested in well Robidoux 13-12-89 #1. Permeabilties of 125 - 1184md (averaging 250md) were measured via injection fall-off tests in the Lower Iles at 1506'- 1582 feet deep. The permeability decreases away from the dome due to deeper burial and less fracturing and may average less than 10md at depths greater than 3000 feet. The high permeability allows for higher water production that facilitates rapid de-watering of the coals. This also may allow the wells to drain more than the prescribed 80 acre well spacing, which further enhances de-watering and gas recovery. The areas of lower permeability typically require more time to de-water and therefore would have different gas production profiles than those at the top of the structure.





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

     COAL PRESSURE

The initial pressure of the coal seams was measured as having a gradient from
0.44 psi/feet - 0.50 psi/feet (Figure 14Error! Reference source not found.). NQE used an average gradient of 0.46 psi/feet or slightly over-pressured for this evaluation. This gradient is further supported by regionally-measured pressure information as reported in a study by GRI 04/0420 (Figure 14).

     CBM PRODUCTION FORECASTING

To produce gas from these coals, water pressure first must be reduced. It is necessary to produce water for a period of time to enable the gas to be released from the coals. In the case of the Mesa Verde coals, gas production will begin almost immediately at low rates. As the water pressure is further reduced, the gas production rates will increase until the peak gas rate is achieved. After that point, gas and water rates will usually decline until the maximum amount of gas is produced from the well's drainage area. Up until February 2006, the wells at Slater Dome were in the process of de-watering and the gas rates were inclining but since then production has been erratic and has generally declined due to operational and business issues. That said, NQE does not have enough production history to determine rate and reserves from extrapolation of the production data. To determine the reserves for the existing wells, NQE used volumetric calculations and reservoir simulation to determine the expected gas reserves and gas and water production forecast. NQE created a production forecast for the Iles completion that could be scaled to match the volumetrically calculated gas reserves for both existing (PDP, PDNP) and expected (PUBP, PUD) well completions.

     LOWER ILES PRODUCTION FORECAST

The Lower Iles was modeled with the following reservoir and well parameters:




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

       Drainage Area                 -   80 acres
       Depth                         -   2000 feet
       Net Coal                      -   17 feet
       Porosity                      -   2.0%
       Permeability                  -   50md
       Skin                          -   -3.0
       Pressure                      -   750 psia
       Isotherm                      -   VL = 895 scf/ton, PL = 452 psia
       Coal Density                  -   1.50 gm/cc
       Ash Content                   -   27%
       Moisture                      -   2.4%
       Gas Content                   -   558 scf/ton DAF (394 scf/ton in-situ)
       Initial Gas-in-Place          -   1,093 MMcf
       Abandonment Pressure          -   150 psia
       Recovery Factor               -   66%
       Recoverable Gas               -   721 MMcf (before risking)

Peak water and gas rates were 1,500 Bwpd and 400 Mcfpd respectively. A large aquifer was included in the modeling as there is evidence from the field production that water is encroaching into the coals from adjacent porous sandstone. The aquifer serves to add additional water sources to the coals that must also be de-watered. This may be the result of the numerous fractures and faults at Slater Dome. The resulting production profile for this type well is shown in Figure 15.

     PROVED RESERVES

Proved Gas Reserves are presented in this report for reserves associated with coal bed methane development at Slater Dome. Gross Gas Reserves were determined using volumetric methods to calculate the amount of gas initially in place and then apply a recovery factor to determine the recoverable gas reserves. Net Gas Reserves for NFEI's ownership in the project are 53.33% of Gross Gas Reserves. Revenues were calculated from production forecasts, field and operating costs, transportation deductions, and gas prices which were all loaded and run in PHDWin, an integrated reserves and economics program.

The reserves and economics for the Proved Developed Producing (PDP) wells have been evaluated based on the operational structure (i.e. water disposal well) and operating cost structure as of February 28, 2007. NFEI is working to obtain final approval to begin using a surface water discharge permit for the Slater Dome wells in Colorado as of May 2007. This permit will allow NFEI to discharge produced fresh water on the surface as opposed to re-injecting the water which will allow for higher production rates and lower operating costs. The estimate reserves and economics for the Proved Reserves are summarized by category in Table 5.




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                                        Reserve Estimate and Economic Evaluation
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     PROVED DEVELOPED PRODUCING (PDP)

Slater Dome is currently operated by NFEI and consists of six (6) producing wells and three (3) shut-in wells in Northern Moffat County, Colorado. The wells are producing from the numerous coals found in the Williams Fork and Iles formations at depths from 500-3000 feet. In June 2005, an 18 mile gas pipeline was completed to transport gas from Slater Dome to a gas sales line near Baggs, Wyoming. This pipeline allowed production from the field to commence. Initial production from the field averaged 250 Mcfpd for June 2005. The coals in which the wells are currently completed are shown in Table 5.

The production history of the field is shown in Figure 2. In February 2007 the field averaged approximately 300 Mcfpd gross gas and 275 Mcfpd sales gas.

Gas Reserves for the PDP's were calculated for the six wells volumetrically using all available well and reservoir data. The gross gas reserves are based on an approximate 66 percent recovery factor and an 80 percent weighting (20 percent discount) for multi-seam completion efficiency. The gross gas reserves are presented in Table 6 before the impact of economics or without an economic limit on reserves.

The Net Gas Reserves for NFEI were determined using economic analysis based on a 66.67% WI and 53.33% NRI. The net PDP reserves are estimated at 1,248 MMcf with a NPV@10 percent of $1.3MM. The reserves and economics for the PDP wells have been evaluated based on the operational structure (i.e. water disposal well) and operating cost structure as of February 28, 2007. The estimated reserves and economics for each PDP well are summarized in Table 7.

     PROVED DEVELOPED NON-PRODUCING (PDNP)




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                                        Reserve Estimate and Economic Evaluation
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NFEI has four Proved Developed Non-Producing wells including three shut-in wells and one non-producing zone within another well. The three shut-in wells are the Moffat 23-12-89 #1, Moffat 23-12-89 # 2 and the Moffat 26-12 #1 as shown in
Table 4. The Moffat 23-12-89 #2 was producing from the Williams Fork coals prior to being shut-in. At this time, the Williams Forks coals in this well are not economic and have been placed in the probable category. The Moffat 23-12-89 #2 does have a Lower Iles coal that is currently completed under a Retrievable Bridge Plug. The zone was previously tested for over a month. The bridge plug is expected to be removed and the Iles is expected to produce from this well. The timing of the Iles addition to the Moffat 23-12-89 #2 is unknown but has been projected for March 1, 2008 for this evaluation.

The Lower Iles coals in the Moffat 23-12-89 #1, Moffat 23-12-89 #2, and the Moffat 26-12 #1 are located lower on the Slater Dome structure at 2,700 feet of depth or greater. The implications for reserves based on production from these wells are inclusive at this time. An area of concern is the permeability of the coals at this depth. A water proxy permeability calculation based on peak water production rates indicates permeabilities for the Lower Iles coals in these wells of about 10 md. The Lower Iles coals below 3,000 feet of depth should be further tested to access the economic viability of Iles coals at greater depths and correspondingly lower permeabilities. The gross gas reserves are presented in Table 8.

The net PDNP reserves are estimated at 812 MMcf with a NPV@10 percent of $1.6MM. The estimated reserves and economics for each PDNP well are summarized in Table 9



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                                        Reserve Estimate and Economic Evaluation
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                  PROVED UNDEVELOPED BEHIND PIPE (PUBP)


NFEI has three wells with multiple zones that could be considered Proved Undeveloped Behind-Pipe. The gross reserves of these zones are shown in Table
10. A recompletion cost of $30,000/well was used in the economics for opening those zones which is considered a significant expenditure. The zone could be completed and produced by commingling with the current well's completion.

The net PUBP reserves are estimated at 127 MMcf with a NPV@10 percent of $0.3MM. The estimated reserves and economics for each PUBP well are summarized in Table 11.

     PROVED UNDEVELOPED (PUD)

NFEI has 33 80-acre locations within Iles Coals that could be considered Proved Undeveloped. NQE used the one offset location rule from proved locations to determine the PUDs. Based on the current costs, prices, and production forecast the Williams Fork Coals do not appear economic to develop based on the NPV10 values. Therefore, reserves associated with the planned Williams Fork wells are not included in this report. Table 12 shows each PUD's gas reserves, location, and timing of development used in the economic calculations.

In this evaluation, the Wyoming State 34-13-89 #1 is considered a PUD as are three other locations around it (Table 13). Although the well has undergone considerable testing and has produced gas and water in sufficient quantities to warrant further development, considerable expenditures will need to occur ($750,000 pipeline) before the well can be brought on to sales. If this expenditure was not necessary, the well could be classified as Proved, Developed Non-Producing (or Shut-in).

Table 14 shows the eight (8) additional Upper Iles wells that are to be included in the PUD's where this zone is present.

The PUD's have a total gross gas reserves of 21,066 MMcf and net reserves of 9,926 MMcf. The NPV@10 percent of the PUD's is $11.1 MM and requires total net investment of $8.3 MM.




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                                        Reserve Estimate and Economic Evaluation
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Appendix I contains maps by coal seam showing the category of Proved reserves by location where applicable.

Economics:                                 Constant Pricing Case
Effective Date:                            February 28th, 2007
Gas Price on Effective Date:               $6.92/mmbtu Henry Hub (HH)
Gas Price Differential:                    $1.71/mmbtu less than HH (for sales at Questar Tap) including all fees
Gas Price Adjusted:                        $5.21/mmbtu at Questar Tap
Heating Value:                             1000 btu/scf
Shrinkage and Field Usage:                 7% based on March 2007 average
Fixed and Well Costs:
                         Fixed Costs       $24,450/month constant based on February 2007
                          Well Costs       $1,744/well/month constant
Gas Transportation Costs:
                                 PDP       $0.50 per Mcf until payout of
                                           remaining balance of pipeline cost of
                                           about $2.0 MM (2 years on PDP wells),
                                           then $0.25 per Mcf thereafter
                    All Other Proved       $0.25 per Mcf
Water Disposal Costs:                      $0.18/barrel based on January 2007 costs
Well Development Costs:                    $371,432 to drill and complete cost based on current AFEs
Well Recompletion Costs:                   $30,000 per zone
Severance & AdVal Taxes:                   10% in Colorado, 11% in Wyoming
Drilling Timing:                           1 well drilled per week, online the next month
Drilling Schedule:                         12 wells in 2006 and 31 wells in 2007






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                                        Reserve Estimate and Economic Evaluation
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